United States securities and exchange commission logo





                             September 30, 2021

       Shane Schaffer
       Chief Executive Officer
       Cingulate Inc.
       1901 W. 47th Place
       Kansas City, KS 66205

                                                        Re: Cingulate Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 27,
2021
                                                            File No. 333-259408

       Dear Mr. Schaffer:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Form S-1 filed September 27, 2021

       Stock Dividend, page 6

   1. We note the new disclosure included throughout the prospectus regarding a Stock
                                                        Dividend payable prior
to the effective date of the registration statement. We also note the risk factor on page
56 which states that the company has never declared or paid any dividends on its common
stock and currently intends to retain all available funds and any future earnings, if
any, to fund the development and expansion of its business, with no plans to pay any cash
dividends in the foreseeable future. Please expand your disclosure to quantify the
estimated total number of shares payable pursuant to the Stock Dividend, address the dilution
effects, if any, and explain the board's reasoning for declaring the dividend at this time.
 Shane Schaffer
Cingulate Inc.
September 30, 2021
Page 2

       You may contact Gary Newberry at 202-551-3761 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameShane Schaffer
                                                          Division of
Corporation Finance
Comapany NameCingulate Inc.
                                                          Office of Life
Sciences
September 30, 2021 Page 2
cc:       Steven Skolnick
FirstName LastName